

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

<u>Via Facsimile</u>
Janice E. Stipp
Executive Vice President
Tecumseh Products Company
5683 Hines Drive
Ann Arbor, Michigan 48108

      **Re:    Tecumseh Products Company**
             **Form 10-K for Fiscal Year Ended December 31, 2013**
             **Filed March 4, 2014**
             **File No. 1-36417**

Dear Ms. Stipp:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Terence O'Brien

                                 Terence O'Brien
                                 Branch Chief